EXHIBIT 99.9

CONSENT OF INDEPENDENT CHARTERED ACCOUNTANTS

      We have issued our report dated August 31, 2001, accompanying the consolidated financial statements of Omninet International Limited and subsidiary filed with the Annual Report on Form 20-F. We consent to the use of the aforementioned report in the Annual Report on Form 20-F.

/s/ MOORE STEPHENS

St. Pauls House
Warwick Lane
London
EC4P 4BN
September 13, 2001